Exhibit 99.1

Warrantee Inc. Regains Compliance with Nasdaq Filing Requirements

TOKYO, Japan, February 5, 2024 (GLOBE NEWSWIRE) -- Warrantee Inc. (Nasdaq: WRNT) (the "Company" or "Warrantee"), a Japanese marketing and market research technology company, today announced that it had received a letter from the Nasdaq Office of General Office dated February 1, 2024, confirming that the Company had regained compliance with Nasdaq's filing requirement set forth in Listing Rule 5250(c)(1), since the Company filed its Form 20-F for the period ended March 31, 2023 on January 31, 2024. As a result, the scheduled hearing before the Hearings Panel on February 8, 2024 relating to the delisting determination resulting from the failure to file such Form 20-F had been cancelled and the matter was closed. The Company’s American Depositary Shares will continue to be listed and traded on the Nasdaq Capital Market under the symbol “WRNT.”

About Warrantee Inc.

Founded in Japan in 2013, Warrantee is a Japanese marketing and market research technology company that helps corporate sponsors unlock value through targeted marketing campaigns while providing its corporate sponsors' potential customers who participate in its campaigns with extended warranty coverage on durables or certain healthcare benefits sponsored by its corporate sponsors. Warrantee focuses on developing a suite of specialized marketing and market research services and these services are designed to collect and leverage targeted and specialty data of its corporate sponsors' potential customers to provide proprietary market insights to its corporate sponsors and promote the sales of their products. At the core of Warrantee's current business of providing marketing campaign services is its trinity model, which connects three stakeholders: corporate sponsors, campaign participants, whom Warrantee also refers to as users, and Warrantee, and is designed to benefit all three stakeholders. For more information, please visit the Company's website: https://warrantee.com/ir/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as "may," "will," "should," "believe," "expect," "could," "intend," "plan," "anticipate," "estimate," "continue," "predict," "project," "potential," "target," "goal," or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Warrantee Inc.

Investor Relations Department

Email: info@warrantee.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com